EXHIBIT 3.2

A0675623

ENDORSED-FILED

In the office of the Secretary of State

Of the State of California

APR 14 2008

FIRST AMENDMENT TO

ARTICLES OF INCORPORATION

OF

OAK VALLEY BANCORP

The undersigned certifies that:

1.             He is the sole incorporator of Oak Valley Bancorp, a California corporation.

2.             This Corporation has not issued any shares.  No directors were named in the original Articles of Incorporation and none have been elected.

3.             Article IV of the Articles of Incorporation of this Corporation is amended as follows:

ARTICLE IV

This Corporation is authorized to issue two classes of shares, designated respectively “Common Stock” and “Preferred Stock”.  This Corporation is authorized to issue 50,000,000 shares, no par value, of Common Stock and 10,000,000 shares, no par value, of Preferred Stock.  The Preferred Stock authorized by these Articles of Incorporation shall be issued from time to time in one or more series.  The Board of Directors of this corporation (the “Board of Directors”) is authorized to determine the designation of any such series and to fix the number of shares of any such series.  The Board of Directors may determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.  Within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, the Board of Directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Date: April 12, 2008

	/s/	Matteo G. Daste
Matteo G. Daste, Incorporator